1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date	October 27, 2004	By	/s/ Liu Qiang
			Name:	Liu Qiang
			Title:	Company Secretary

(Stock Code: 2600)

Adjustment of Alumina Price

Beginning from October 27, 2004, the Company has adjusted its spot sales price of alumina to Rmb 4330 per tonne from Rmb 4130 per tonne.

According to the current domestic and international alumina market and alumina price, Aluminum Corporation of China Limited (Stock Code: 2600) (the “Company”) has adjusted its spot sales price of alumina to Rmb 4330 per tonne from Rmb 4130 per tonne beginning from October 27, 2004. The Company is the only producer of alumina in China.

The current CIF price for imported alumina to China is over USD 450 per tonne.

The board of directors of the Company (the “Board”) confirms that save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo, Mr. Kang Yi (Independent Non-Executive Directors).

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board of Directors

Aluminum Corporation of China Limited

Liu Qiang

Company Secretary

October 27, 2004

*	For identification only